March 24, 2015

Via EDGAR

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:	Communications Sales & Leasing, Inc.

   Registration Statement on Form 10-12B

   File No. 001-36708

Dear Mr. Kluck:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of Communications Sales & Leasing, Inc. (the “Company”) so that it may become effective at 9:30 a.m., Eastern Time, on March 26, 2015, or as soon as possible thereafter.

Please direct any questions regarding this request to Robert B. Pincus of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3090. In addition, please notify Mr. Pincus when this request for acceleration has been granted.

In connection with this request, we acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

COMMUNICATIONS SALES & LEASING, INC.

By:	/s/ Kenneth Gunderman
Kenneth Gunderman
President and Chief Executive Officer